Dime Community Bancshares, Inc.
209 Havemeyer Street
Brooklyn, New York 11211

October 13, 2015
Via EDGAR

Attn:  Ms. Jessica Livingston
            Staff Attorney

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549
Re:	Dime Community Bancshares, Inc. – Registration Statement on Form S-3 (File no. 333-207228)
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Dime Community Bancshares, Inc. (the "Company") hereby respectfully requests acceleration of effectiveness of the above-captioned registration statement on Form S-3 (File no. 333-207228) (the "Registration Statement") to Thursday, October 15, 2015, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.
Since the Registration Statement is filed as a shelf registration statement under Rule 415 under the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.
In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William G. Farrar of Sullivan & Cromwell LLP at (212) 558-4940 with any questions you may have.  In addition, please notify Mr. Farrar when this request for acceleration has been granted.

Very truly yours,

Dime Community Bancshares, Inc.

By:  /s/ Lance J. Bennett___________
        Name:  Lance J. Bennett
         Title:    General Counsel

cc:            William G. Farrar
       (Sullivan & Cromwell LLP)